SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)    Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD. (Registrant)

Date: September 4, 2003	By:	/s/ S.J. Cheng
Name: S. J. Cheng Title: Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number

1.1	Earnings Release for the Second Quarter of 2003

Exhibit 1.1

For Immediate Release

Contact:

Investor Relations/Media Relations

Dr. S.K. Chen

ChipMOS TECHNOLOGIES (Bermuda) LTD.

886-6-507-7712

s.k._chen@chipmos.com.tw

ChipMOS Bermuda Announces Unaudited Results for the Second Quarter of 2003

Hsinchu, Taiwan, September 4, 2003—ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (“ChipMOS Bermuda”) today announced unaudited results for the quarter ended June 30, 2003.

Revenue for the quarter was NT$2,329 million, an increase of 49.1% over the same period last year and an increase of 36.7% from the first quarter of 2003. The gross margin for the quarter was 14.0% compared to the gross margin of -3.9% in the second quarter of 2002 and 3.7% in the first quarter of 2003. Net profit for the quarter was NT$76 million or NT$1.30 per common share, compared to a net loss of NT$303 million or NT$5.2 per common share in the second quarter of 2002 and a net loss of NT$197 million or NT$3.34 per common share in the first quarter of 2003.

For the first six months of 2003, ChipMOS Bermuda had a revenue of NT$4,034 million, an increase of 35.3% over the same period in 2002, and a net loss of NT$120 million, compared to a net loss of NT$571 million for the same period in 2002. The net loss per common share was NT$2.04 and NT$9.7 for the six months ended June 30, 2003 and 2002, respectively.

S.J. Cheng, Deputy Chairman and Chief Executive Officer of ChipMOS Bermuda, remarked, “We are pleased to return to profitability in the second quarter. Average selling prices for our services, which began to stabilize in the first quarter of 2003, continued to stabilize in the second quarter. Combined with increased orders for mixed-signal, LCD drivers and 12” wafer products, revenue growth picked up speed. We expect the demand from these segments continue to grow and contribute to our revenue growth in the third quarter.”

Outlook

Although the market environment remains challenging, the management of ChipMOS Bermuda expects the revenue will continue to grow in the third quarter of 2003. As the market demand for DDR (Double Data Rate) memory products increases, our customers will increase their demand for hi-speed testing platforms, and ChipMOS Bermuda plans to increase its competitiveness both in technology and in capacity in Taiwan. The management also expects such demand to continue in the fourth quarter of 2003, and that ChipMOS Bermuda may benefit from the resulting service price adjustments.

To respond to the increased demand for 12” wafer products, ChipMOS Bermuda plans to expand its 12” wafer assembly capacity by 20% or more in the third quarter, from a monthly output of 25 Mpcs/month to 29 Mpcs/month. This investment is expected to generate an additional monthly revenue of NT$ 40 million for ChipMOS Bermuda .

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS Bermuda is a leading provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in Hsinchu and Tainan Science-Based Industrial Parks in Taiwan and Shanghai, ChipMOS Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of June 30, 2003

Figures in Thousand of Local Currency (NTD) and U.S. dollars (USD) (1)

	Jun-03			Jun-02		YOY	Mar-03		QOQ
ASSETS	USD	NTD	%	NTD	%	Chg %	NTD	%	Chg %
Cash & Cash Equivalents	23,078	798,733	5%	938,090	6%	-15%	2,006,899	11%	-60%
Short Term Investment	57,488	1,989,642	11%	1,501,215	10%	33%	742,521	4%	168%
Accounts Receivable	63,990	2,214,703	13%	1,735,758	11%	28%	2,360,923	13%	-6%
Inventories	7,300	252,657	1%	236,464	1%	7%	182,627	1%	38%
Other Current Assets	19,516	675,461	4%	129,306	1%	422%	515,128	3%	31%

Total Current Assets	171,372	5,931,196	34%	4,540,833	29%	31%	5,808,098	32%	2%

Investment in affiliates	33,528	1,160,420	7%	419,888	3%	176%	1,423,244	8%	-18%

Net Property, Plant & Equipment	277,199	9,593,846	55%	10,398,275	67%	-8%	10,290,127	56%	-7%
Intangible Assets	4,623	160,001	1%	64,201	0%	149%	154,025	1%	4%
Other Assets	16,361	566,245	3%	173,225	1%	227%	506,629	3%	12%

Total Assets	503,083	17,411,708	100%	15,596,422	100%	12%	18,182,123	100%	-4%

LIABILITIES
Current Liabilities	100,480	3,477,600	20%	3,528,124	23%	-1%	4,174,344	23%	-17%
Long Term Liabilities	110,671	3,830,343	22%	1,690,799	11%	127%	4,017,450	22%	-5%
Other Liabilities	17,827	616,995	4%	238,226	1%	159%	623,735	3%	-1%

Total Liabilities	228,978	7,924,938	46%	5,457,149	35%	45%	8,815,529	48%	-10%

Minority Interest	83,520	2,890,620	16%	3,102,587	20%	-7%	2,849,057	16%	1%

SHAREHOLDERS' EQUITY
Capital Stock	556	19,233	0%	19,048	0%	1%	19,233	0%
Common Stock Option Warrants	2,552	88,334	1%	65,782	0%	34%	52,213	0%	69%
Deferred Compensation	(1,557)	(53,868)	0%	(57,216)	0%	-6%	(25,019)	0%	115%
Capital Surplus	220,918	7,645,967	44%	7,582,172	49%	1%	7,645,967	42%
Legal Surplus	5,416	187,434	1%	187,434	1%		187,434	1%
Retained Earnings	(37,110)	(1,284,380)	-8%	(760,280)	-5%	69%	(1,360,860)	-7%	-6%
Treasury Stock-Subsidiaries	12	421	0%				(1,852)	0%	-123%
Cumulated Translation Adjustment	(202)	(6,991)	0%	(254)	0%	2652%	421	0%	-1761%

Total Equity	190,585	6,596,150	38%	7,036,686	45%	-6%	6,517,537	36%	1%

Total Liabilities & Shareholders' Equity	503,083	17,411,708	100%	15,596,422	100%	12%	18,182,123	100%	-4%

Note (1) : Local currency amounts have been translated into U.S. dollars at the rate of 34.61 per U.S. dollar at the end of June, 2003.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended June 30, 2003 and 2003

Expressed in Thousand of Local Currency (NTD) and U.S. Dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended on June 30						Sequential Comparison
	2Q 2003		% of Sales	2Q 2002	% of Sales	YOY	2Q 2003		% of	1Q 2003	QOQ
	USD	NTD		NTD		Chg %	USD	NTD	Sales	NTD	Chg %
Net Revenues	67,305	2,329,438	100%	1,561,842	100%	49%	67,305	2,329,438	100%	1,704,516	37%
Cost of Sales	57,869	2,002,859	86%	1,623,448	104%	23%	57,869	2,002,859	86%	1,641,551	22%

Gross Profits	9,436	326,579	14%	(61,606)	-4%	-630%	9,436	326,579	14%	62,965	419%

Operating Expenses	4,878	168,836	7%	181,239	11%	-7%	4,878	168,836	7%	220,107	-23%

Total Operating Expenses	4,878	168,836	7%	181,239	11%	-7%	4,878	168,836	7%	220,107	-23%

Income from Operations	4,558	157,743	7%	(242,845)	-15%	-165%	4,558	157,743	7%	(157,142)	-200%

Non-Operating Income	1,989	68,830	3%	38,091	2%	81%	1,989	68,830	3%	116,633	-41%
Non-Operating Expenses	3,643	126,074	6%	191,920	12%	-34%	3,643	126,074	6%	168,196	-25%

Net Non-Operating Income	(1,654)	(57,244)	-3%	(153,829)	-10%	-63%	(1,654)	(57,244)	-3%	(51,563)	11%
Income before Income Tax and Minority Interest	2,904	100,499	4%	(396,674)	-25%	-125%	2,904	100,499	4%	(208,705)	-148%
Income Tax Credit (Expenses)	521	18,048	1%	(30,654)	-2%	-159%	521	18,048	1%	(25,857)	-170%

Income before Minority Interest	3,425	118,547	5%	(427,328)	-27%	-128%	3,425	118,547	5%	(234,562)	-151%
Minority Interest	(1,215)	(42,066)	-2%	123,887	8%	-134%	(1,215)	(42,066)	-2%	38,053	-211%

Net income	2,210	76,481	3%	(303,441)	-19%	-125%	2,210	76,481	3%	(196,509)	-139%

Earnings Per Share	0.04	1.30		(5.20)			0.04	1.30		(3.34)

Shares Outstanding ('K)	58,873	58,873		58,342			58,873	58,873		58,873

Note (1) : Local currency values have been translated into U.S. dollars at the weighted average rate of 34.61 per U.S. dollar for the second quarter of 2002.